Exhibit 99.1

Golar LNG Limited Successfully Closes Public Follow-On Offering of Common Shares

Hamilton, Bermuda – December 7, 2020 – Golar LNG Limited (the “Company”) (NASDAQ: GLNG) announced today that it has closed its registered offering (the “Offering”) of 11,000,000 shares of its common stock.  In addition, the underwriters have partially exercised their 30 day option to purchase an additional 1,067,789 common shares, which is expected to close on December 8, 2020. The Company intends to use the net proceeds from the Offering to partially repay the Term Loan facility, to repay the Margin Loan Facility in full and to use any remaining funds for general corporate purposes, which may include, among other things, capital expenditures, repaying other indebtedness, funding working capital or investments.

Citigroup, Clarksons Platou Securities, DNB Markets and Arctic Securities acted as joint lead managers and bookrunners in the Offering.

The Company has filed an effective shelf registration statement (including a base prospectus) with the Securities and Exchange Commission (the “SEC”) related to the Offering. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement related to the Offering and the other documents incorporated by reference therein, which the Company has filed with the SEC, for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  This Offering may only be made by means of a prospectus supplement and related base prospectus.

Forward-Looking Statements

This press release contains certain forward-looking statements. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements.  The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.  These statements involve known and unknown factors and are based upon a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those risks and uncertainties described in the prospectus supplement relating to the Offering and from time to time in the prospectus supplement relating to the Offering and from time to time in the reports and other documents the Company files with the United States Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F.  New factors emerge from time to time, and it is not possible for the Company to predict all of these factors.  As a result, you are cautioned not to rely on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda
December 7, 2020
Enquiries:
Golar Management Limited: + 44 207 063 7900
Iain Ross - CEO
Karl Fredrik Staubo - CFO
Stuart Buchanan - Head of Investor Relations